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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ryan Rohn
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Hinge Health, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 13, 2025

File No. 333-285682

Ladies and Gentlemen:

Hinge Health, Inc. (the “Company”) is filing this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission in the Staff’s comment letter received on May 14, 2025 regarding the Company’s Registration Statement on Form S-1 filed on March 10, 2025, as most recently amended by Amendment No. 3 to the Registration Statement filed on May 13, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and 2024

Revenue, page 116

May 15, 2025

1.

We note your revenue for the three months ended March 31, 2025 increased by $41.1 million, or 50% which you state was due to revenue growth from existing clients. Given this significant growth, quantify the growth in clients or members. Further, clarify why you do not present the number of members or LTM average eligible lives for the interim periods ended March 31, 2024 and 2025, respectively, under Key Metrics on page 113. Refer to Item 303(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will update its disclosure in the next filing of the Registration Statement to quantify growth in clients from March 31, 2024 to March 31, 2025 and disclose how that increase in clients contributed to an increase in revenue of $4.4 million for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

Additionally, the Company respectfully advises the Staff that it does not present the number of members or LTM average eligible lives for the interim periods as the Company does not believe these metrics are good indicators of trends in the Company’s business because they are not indicators of underlying demand or engagement in a given quarter or a good means to evaluate its business on a quarterly basis. The Company further believes these metrics may create an inaccurate picture of the Company’s business on a quarterly basis. These metrics may be affected quarter over quarter by unpredictable events, such as a brief delay in a new client launch or differences in timing between launches and member enrollments in a given period, and may therefore also be inconsistent quarter to quarter given the nature of the sales and client launch cycle of the Company. A majority of clients enter contracts with the Company in the second half of each calendar year, in line with the typical employee benefit enrollment period. Most of these clients are launched in the first half of the following calendar year. Instead, the Company focuses on its financial results, number of clients and LTM calculated billings to evaluate its business on a quarterly basis.

The number of members and LTM average eligible lives, however, provide good indicators of trends in the Company’s business on an annual basis. The Company believes its presentation better aligns with how the Company manages its business internally and communicates with stakeholders.

The Company advises the Staff that it will update its disclosure in the next filing of the Registration Statement to indicate that the Company presents the number of members and LTM average eligible lives on an annual basis as these metrics may create an inaccurate picture of the Company’s business on a quarterly basis primarily due to timing of launches and member enrollments in a given period.

Notes to Condensed Consolidated Financial Statements

Note 5. Goodwill and Intangible Assets, page F-54

2.

We note your disclosure that you, “acquired certain assets of a company for approximately $4.0 million.” In addition, your disclosure states that this includes goodwill of $2.5 million and developed technology of $1.6 million. Please tell us how you concluded that the assets acquired represent a business. Refer to ASC 805-10-55- 3A to 55-5 and 805-10-55-8 and 55-9. Be advised that an asset acquisition does “not give rise to goodwill.” Refer to ASC 805-50-15-2 and 805-50-30-3. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in the next filing of the Registration Statement to clarify that the Company acquired certain assets of a privately held company in a transaction that qualified as a business combination under ASC 805, Business Combinations, for approximately $4.0 million. The acquisition resulted in an increase of goodwill of $2.5 million, which was related to expected synergies of the acquired workforce, and developed technology and other intangible assets of $1.6 million. The business combination was not material to the unaudited condensed consolidated financial statements.

The Company further advises the Staff that, as part of this purchase, the Company acquired intangible assets including developed technologies, assumed certain liabilities and acquired an assembled workforce, including the former CEO and key employees who specialize in research and development, design and data. Based on the items purchased, the Company determined that the fair value was not concentrated in a single asset or group of similar assets.

Additionally, as part of the purchase the Company will leverage the assets acquired and the assembled workforce, which possesses the essential skills, knowledge and expertise to execute on the Company’s plans with regard to a potential future product offering and generate additional revenue for the Company.

Given the inputs, processes and outputs associated with this purchase, the Company determined that this transaction qualifies as a business combination under the accounting rules. The acquisition resulted in an increase of goodwill, which was related to expected synergies of the acquired workforce and developed technology and other intangible assets. The business combination was not material to the unaudited condensed consolidated financial statements.

Note 13. Subsequent Events, page F-64

3.

Please revise to disclose the date through which subsequent events were evaluated for your interim financial statements. Refer to ASC 855-10-50-1. Additionally, please consider disclosing the amount of share-based compensation expense attributable to the equity award granted in April. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in the next filing of the Registration Statement to include the date through which subsequent events were evaluated and disclosure of the amount of unrecognized stock-based compensation expense attributable to the equity awards granted in April 2025, which was $88.4 million and which will be expensed from the grant date over a four-year vesting period.

* * *

May 15, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)

Daniel Perez, Hinge Health, Inc.

David Wood, Hinge Health, Inc.

James Budge, Hinge Health, Inc.

Erica Kassman, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP